UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On October 25, 2026, NovaBridge Biosciences issued a press release, a copy of which is furnished herewith as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – NovaBridge Biosciences Reports Mature Phase 1b Data at ESMO 2026 Positioning Givastomig for Registrational Development
99.2	Poster – Expanded Safety and Efficacy of Givastomig, a Claudin 18.2/4-1BB Bispecific Antibody, in Combination with Nivolumab and mFOLFOX6 in 1L Metastatic Gastroesophageal Carcinoma (mGEC)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: October 26, 2026